                                   PROSPECTUS

                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration File No. 333-108283

MOBILITY ELECTRONICS, INC.

3,490,115 SHARES
COMMON STOCK

The stockholders identified in the section of this prospectus entitled "Selling Stockholders" are offering up to 3,490,115 shares of our common stock under this prospectus. Descriptions of the transactions in which the selling stockholders obtained the shares offered are set forth under "Selling Stockholders." We will not receive any proceeds from the sale of common stock by the selling stockholders in this offering.

Our common stock is quoted on the Nasdaq National Market under the symbol "MOBE." The price to the public for the shares and the proceeds to the selling stockholders will depend upon the market price of the shares when sold. On August 26, 2003, the average of the high and low prices for the common stock was $6.72 per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 1.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



THE DATE OF THIS PROSPECTUS IS SEPTEMBER 12, 2003

                               TABLE OF CONTENTS

Risk Factors................................................................................  1
Special Note Regarding Forward-Looking Statements........................................... 16
Our Business................................................................................ 17
Use of Proceeds............................................................................. 17
Selling Stockholders........................................................................ 18
Description of Transactions in which Selling Stockholders Received the Offered Shares....... 22
Plan of Distribution........................................................................ 30
Interests of Named Experts and Counsel...................................................... 33
Legal Matters............................................................................... 33
Experts..................................................................................... 33
Where You Can Find More Information......................................................... 34
Incorporation of Certain Documents by Reference............................................. 34

         You should rely only on the information contained in this prospectus. We have not authorized anyone to provide prospective investors with different or additional information. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.


                                   ----------

                                  RISK FACTORS

         INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS AND ALL OTHER INFORMATION CONTAINED IN OUR PUBLIC FILINGS BEFORE MAKING AN INVESTMENT DECISION ABOUT OUR COMMON STOCK. WHILE THE RISKS DESCRIBED BELOW ARE THE ONES WE BELIEVE ARE MOST IMPORTANT FOR YOU TO CONSIDER, THESE RISKS ARE NOT THE ONLY ONES THAT WE FACE. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCURS, OUR BUSINESS, OPERATING RESULTS OR FINANCIAL CONDITION COULD SUFFER, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT.

                          RISKS RELATED TO OUR BUSINESS

IF OUR REVENUE IS NOT SUFFICIENT TO ABSORB OUR EXPENSES, WE WILL NOT BE PROFITABLE IN THE FUTURE.

         We have experienced significant operating losses since inception and, as of June 30, 2003, have an accumulated deficit of $103.0 million. We intend to make expenditures, specifically in research and development, on an ongoing basis, primarily from cash generated from operations and, if available, from lines of credit, as we develop and introduce new products and expand into new markets. If we do not achieve revenue growth sufficient to absorb our planned expenses, we will experience additional losses in future periods. In addition, there can be no assurance that we will achieve or sustain profitability.

Our future success is dependent on market acceptance of our power products. If acceptance of these products does not continue to grow, we will be unable to increase or sustain our revenue, and our business will be severely harmed. If we do not gain market acceptance of our products and technology, we will be unable to achieve anticipated revenue or maintain revenue.

         If we do not achieve widespread market acceptance of our power products and technology, we may not maintain our existing revenue or achieve anticipated revenue. For example, we currently derive a material portion of our revenue from the sale of our recently introduced Juice product. Juice is a power charging product, which is a combination AC/DC power adapter for notebook computers, PDAs, and mobile phones. Combination AC/DC power adapters represent a new product category in the mobile electronic industry. We anticipate that a material portion of our revenue in the foreseeable future will be derived from Juice and similar power products in this new market category that we are currently developing or plan to develop. We can give no assurance that this market category will develop sufficiently to cover our expenses and costs or that we will be able to develop similar power products. Moreover, our power products may not achieve widespread market acceptance if:

                  o we fail to complete development of these products in a timely manner;

                  o we fail to achieve the performance criteria required of these products by our customers; or

                  o        competitors introduce similar or superior products.

         In addition, the retail version of the Juice product includes a universal feature that allows a single version of the product to be used with almost any notebook computer. If notebook computer manufacturers choose to design and manufacture their products in such a way as to limit the use of universal devices with their computers, it could reduce the applicability of a universal device and limit market acceptance of the product at the retail level.

OUR OPERATING RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS, AND IF OUR RESULTS ARE WORSE THAN EXPECTED, OUR STOCK PRICE COULD FALL.

         Our operating results have fluctuated in the past, and may continue to fluctuate in the future. It is likely that in some future quarter or quarters our operating results will be below the expectations of securities analysts and investors. If this happens, the market price for our common stock may decline significantly. The factors that may cause our operating results to fall short of expectations include:

o the timing of our new product and technology introductions and product enhancements relative to our competitors or changes in our or our competitors' pricing policies;

o market acceptance of our power, handheld connectivity, and PCI expansion products;

o        the size and timing of customer orders;

o        delay or failure to fulfill orders for our products on a timely basis;

o distribution of or changes in our revenue among OEMs, private-label resellers and distribution partners;

o        our inability to accurately forecast our contract manufacturing needs;

o difficulties with new product production implementation or supply chain;

o        our suppliers' ability to perform under their contracts with us;

o product defects and other product quality problems which may result from the development of new products;

o the degree and rate of growth of the markets in which we compete and the accompanying demand for our products;

o our ability to expand our internal and external sales forces and build the required infrastructure to meet anticipated growth; and

o        seasonality of sales.

         Many of these factors are beyond our control. For these reasons, you should not rely on period-to-period comparisons and short-term fluctuations of our financial results to forecast our future long-term performance.

IF WE FAIL TO CONTINUE TO INTRODUCE NEW PRODUCTS AND PRODUCT ENHANCEMENTS THAT ACHIEVE BROAD MARKET ACCEPTANCE ON A TIMELY BASIS, WE WILL NOT BE ABLE TO COMPETE EFFECTIVELY, AND WE WILL BE UNABLE TO INCREASE OR MAINTAIN OUR REVENUE.

         The market for our products is highly competitive and in general is characterized by rapid technological advances, changing customer needs and evolving industry standards. If we fail to continue to introduce new products and product enhancements that achieve broad market acceptance on a timely basis, we will not be able to compete effectively, and we will be unable to increase or maintain our revenue. Our future success will depend in large part upon our ability to:

o develop, in a timely manner, new products and services that keep pace with developments in technology and customer requirements;

o meet potentially new manufacturing requirements and cover potentially higher manufacturing costs of new products;

o deliver new products and services through appropriate distribution channels; and

o respond effectively to new product announcements by our competitors by quickly introducing competing products.

         We may not be successful in developing and marketing, on a timely and cost-effective basis, either enhancements to existing products or new products that respond to technological advances and satisfy increasingly sophisticated customer needs. If we fail to introduce or sell new products, our operating results may suffer. In addition, if new industry standards emerge that we do not anticipate or adapt to, our products could be rendered obsolete and our business could be materially harmed. Alternatively, any delay in the development of technology upon which our products are based could result in our inability to introduce new products as planned. The success and marketability of technology and products developed by others is beyond our control.


         We have experienced delays in releasing new products in the past, which resulted in lower quarterly revenue than expected. For example, our recent introduction of our AC/DC power combination product, Juice 70, was delayed approximately 13 weeks due to necessary modifications required to meet safety certification and production start up requirements. Further, our efforts to develop new and similar products could be delayed due to unanticipated manufacturing requirements and costs. Delays in product development and introduction could result in:

                  o        loss of or delay in revenue and loss of market share;

                  o negative publicity and damage to our reputation and brand;

                  o decline in the average selling price of our products and decline in our overall gross margins; and

                  o adverse reactions in our sales and distribution channels.

THE AVERAGE SELLING PRICES OF OUR PRODUCTS MAY DECREASE OVER THEIR SALES CYCLES, ESPECIALLY UPON THE INTRODUCTION OF NEW PRODUCTS, WHICH MAY NEGATIVELY AFFECT OUR GROSS MARGINS.


         Our products may experience a reduction in the average selling prices over their respective sales cycles. Further, as we introduce new or next generation products, sales prices of previous generation products may decline substantially. In order to sell products that have a falling average selling price and maintain margins at the same time, we need to continually reduce product and manufacturing costs. To manage manufacturing costs, we must collaborate with our third-party manufacturers to engineer the most cost-effective design for our products. There can be no assurances we will be successful in our efforts to reduce these costs. In order to do so, we must carefully manage the price paid for components used in our products as well as manage our freight and inventory costs to reduce overall product costs. If we are unable to reduce the cost of older products as newer products are introduced, our average gross margins may decline.

WE DEPEND ON LARGE PURCHASES FROM A FEW SIGNIFICANT CUSTOMERS, AND ANY LOSS, CANCELLATION OR DELAY IN PURCHASES BY THESE CUSTOMERS COULD CAUSE A SHORTFALL IN REVENUE.

         We have historically derived a substantial portion of our revenue from a relatively small number of customers. Our five largest customers comprised 55% of our revenue for the six months ended June 30, 2003 and 58% for the year ended December 31, 2002. These customers typically do not have minimum purchase requirements and can stop purchasing our products at any time or with very short notice. In addition, most customer agreements are short term and non-exclusive and provide for purchases on a purchase order basis. We expect that a small number of customers will continue to represent a substantial percentage of our sales.

         For example, IBM, which currently buys power products and private-labeled monitor stands, accounted for 14% of our revenue for the six months ended June 30, 2003 and 20% for year ended December 31, 2002. Symbol, which buys handheld connectivity devices, accounted for 14% of our revenue for the six months ended June 30, 2003 and 20% for the year ended December 31, 2002. In the event IBM, Symbol or any of our other major customers reduce, delay or cancel orders with us, and we are not able to sell our products to new customers at comparable levels, our revenue could decline significantly. In addition, any difficulty in collecting amounts due from one or more key customers would negatively impact our result of operations.

OUR SUCCESS DEPENDS IN PART UPON SALES TO OEMS, WHOSE UNPREDICTABLE DEMANDS AND REQUIREMENTS MAY SUBJECT US TO POTENTIAL ADVERSE REVENUE FLUCTUATIONS.

         We expect that we will continue to be dependent upon a limited number of OEMs for a significant portion of our revenue in future periods. No OEM is presently obligated either to purchase a specified amount of products or to provide us with binding forecasts of product purchases for any period. Our products are typically one of many related products used by portable computer users. Demand for our products is therefore subject to many risks beyond our control, including, among others:

o        competition faced by our OEM customers in their particular end markets;

o        market acceptance of our technology and products by our OEM customers;

o technical challenges which may or may not be related to the components supplied by us;

o the technical, sales and marketing and management capabilities of our OEM customers; and

o        the financial and other resources of our OEM customers.

         The reduction, delay or cancellation of orders from our significant OEM customers, or the discontinuance of the use of our products by our end users may subject us to potential adverse revenue fluctuations.

OUR SUCCESS IS DEPENDENT IN PART UPON OUR RELATIONSHIPS WITH TWO STRATEGIC PRIVATE-LABEL RESELLERS.

          During the second quarter of 2003, we entered into relationships with Kensington and Fellowes to sell our power products on a private-label basis. We expect these relationships to be critical to our success. Under the terms of our agreements with both Kensington Technology Group and Fellowes,Inc. our direct access to international markets or to certain U.S. markets has been limited. Further, each agreement provides that we may not enter into any more than one additional broad-based distribution agreement, thereby currently preventing us from entering into any other broad-based distribution agreements. Accordingly, our success will depend in part upon their ability and willingness to effectively and widely distribute and market our products. For example, because the Fellowes distribution chain includes large retailers such as Wal-Mart, Sears, Office Depot, Office Max, Staples and Target, we are precluded from distributing to these retailers directly. As of June 30, 2003, we have only filled one purchase order from Kensington and have not yet shipped any product to Fellowes. If either Kensington or Fellowes does not purchase the volume of products that we anticipate, our results of operations will suffer. Following the first initial purchase orders, Fellowes does not have minimum purchase requirements under its agreement. In order for Kensington to maintain certain benefits under the agreement, it must purchase a minimum amount in the first year.

         Success of the relationship with Kensington and Fellowes will also depend in part upon the success of each of them in marketing and selling our products on a private-label basis outside of the United States. The international sales by our private-label resellers are subject to a number of risks that could limit sales of our products. These risks include:

o        the impact of possible recessionary environments in foreign economies;

o        political and economic instability;

o        unexpected changes in regulatory requirements;

o        export restriction and availability of export licenses; and

o        tariffs and other trade barriers.

WE OUTSOURCE THE MANUFACTURING AND FULFILLMENT OF OUR PRODUCTS, WHICH LIMITS OUR CONTROL OF THE MANUFACTURING PROCESS AND MAY CAUSE A DELAY IN OUR ABILITY TO FILL ORDERS.

         Most of our products are produced under contract manufacturing arrangements with several manufacturers in China, Taiwan and the United States. Our reliance on third party manufacturers exposes us to risks, which are not in our control, and our revenue could be negatively impacted. Any termination of or significant disruption in our relationship with our manufacturers may prevent us from filling customer orders in a timely manner, as we generally do not maintain large inventories of our products, and will negatively impact our revenue.

         Our use of contract manufacturers reduces control over product quality and manufacturing yields and costs. We depend upon our contract manufacturers to deliver products that are free from defects, competitive in cost and in compliance with our specifications and delivery schedules. Moreover, although arrangements with such manufacturers may contain provisions for warranty obligations on the part of contract manufacturers, we remain primarily responsible to our customers for warranty obligations. Disruption in supply, a significant increase in the cost of the assembly of our products, failure of a contract manufacturer to remain competitive in price, the failure of a contract manufacturer to comply with any of our procurement needs or the financial failure or bankruptcy of a contract manufacturer could delay or interrupt our ability to manufacture or deliver our products to customers on a timely basis. In addition, a recurrence of the Severe Acute

Respiratory Syndrome, or SARS, outbreak in China could result in quarantines or closures of our third party manufacturers or their suppliers.

          Hipro Electronics Company, Ltd. is currently the exclusive manufacturer of our Juice products. Our agreement with Hipro does not permit us to second source our Juice product from any other manufacturer. On occasion, however, OEMs require a relationship with a second qualified manufacturer. Accordingly, unless Hipro allows us to secure a second source for such customers or we are not able to find a manufacturer willing to operate in a back-up relationship to Hipro in circumstances where Hipro can not meet our manufacturing needs, our exclusive arrangement may prevent us from working with some OEMs. In addition, Hipro manufactures our products on a purchase order basis and does not dedicate manufacturing capacity to us. Any disruption in our relationship with Hipro and/or the inability of Hipro to meet our manufacturing needs could harm our business. In order to replace Hipro we would have to identify and qualify an alternative supplier. This process could take several months to complete and would significantly impair our ability to fulfill customer orders.

         We generally provide our third-party contract manufacturers with a rolling forecast of demand which they use to determine our material and component requirements. Lead times for ordering materials and components vary significantly and depend on various factors, such as the specific supplier, contract terms and demand and supply for a component at a given time. Some of our components have long lead times. For example, certain electronic components used in our Juice product have lead times that range from six to ten weeks. If our forecasts are less than our actual requirements, our contract manufacturers may be unable to manufacture products in a timely manner. If our forecasts are too high, our contract manufacturers will be unable to use the components they have purchased on our behalf, which may require us to purchase the components from them before they are used in the manufacture of our products.

         We rely on a contract fulfillment provider to warehouse our iGo branded finished goods inventory and to ship our iGo branded products to our customers. We do not have a long-term contract with our fulfillment provider. Any termination of or significant disruption in our relationship with our fulfillment provider may prevent customer orders from being fulfilled in a timely manner, as it would require that we relocate our finished goods inventory to another warehouse facility and arrange for shipment of products to our customers.

OUR RELIANCE ON SOLE SOURCES FOR KEY COMPONENTS MAY INHIBIT OUR ABILITY TO MEET CUSTOMER DEMAND.

         The principal components of our products are purchased from outside vendors. Several of these vendors are the sole source of supply of the components that they supply. Examples of sole source critical components include two different programmable microprocessors used in various models of our handheld connectivity products. We do not have long term supply agreements with the manufacturers of these components or with our contract manufacturers. We obtain both components and products under purchase orders.

         We depend upon our suppliers to deliver components that are free from defects, competitive in functionality and cost and in compliance with our specifications and delivery schedules. Disruption in supply, a significant increase in the cost of one or more components, failure of a supplier to remain competitive in functionality or price, the failure of a supplier to comply with any of our procurement needs or the financial failure or bankruptcy of a supplier could delay or interrupt our ability to manufacture or deliver our products to customers on a timely basis.

         Any termination of or significant disruption in our relationship with our suppliers may prevent us from filling customer orders in a timely manner as we generally do not maintain large inventories of components or products. In the event that a termination or disruption were to occur, we would have to find and qualify an alternative source. The time it would take to complete this process would vary based upon the size of the supplier base and the complexity of the component or product. Delays could range from as little as a few days to six months, and, in some cases, a suitable alternative may not be available at all.

IF WE FAIL TO PROTECT OUR INTELLECTUAL PROPERTY, OUR BUSINESS AND ABILITY TO COMPETE COULD SUFFER.


         Our success and ability to compete are dependent upon our internally developed technology and know-how. We rely primarily on a combination of patent protection, copyright and trademark laws, trade secrets, nondisclosure agreements and technical measures to protect our proprietary rights. While we have certain patents and patents pending, there can be no assurance that patents pending or future patent applications will be issued or that, if issued, those patents will not be challenged, invalidated or circumvented or that rights granted thereunder will provide meaningful protection or other commercial advantage to us. Moreover, there can be no assurance that any patent rights will be upheld in the future or that we will be able to preserve any of our other intellectual property rights.

         We typically enter into confidentiality, noncompete or invention assignment agreements with our key employees, distributors, customers and potential customers, and limit access to, and distribution of, our product design documentation and other proprietary information. There can be no assurance that our confidentiality agreements, confidentiality procedures, noncompetition agreements or other factors will be adequate to deter misappropriation or independent third-party development of our technology or to prevent an unauthorized third party from obtaining or using information that we regard as proprietary. Litigation has been, and will in the future be, necessary to defend our intellectual property rights, which has in the past and could in the future result in substantial cost to, and divisions of efforts by, us.

WE MAY BE SUBJECT TO INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS THAT ARE COSTLY TO DEFEND AND COULD LIMIT OUR ABILITY TO USE CERTAIN TECHNOLOGIES IN THE FUTURE.

         The laws of some foreign countries do not protect or enforce proprietary rights to the same extent as do the laws of the United States. In addition, under current law, certain patent applications filed with the United States Patent and Trademark Office before November 29, 2000 may be maintained in secrecy until a patent is issued. Patent applications filed with the United States Patent and Trademark Office on or after November 29, 2000, as well as patent applications filed in foreign countries, may be published some time after filing but prior to issuance. The right to a patent in the United States is attributable to the first to invent, not the first to file a patent application. We cannot be sure that our products or technologies do not infringe patents that may be granted in the future pursuant to pending patent applications or that our products do not infringe any patents or proprietary rights of third parties. In the event that any relevant claims of third-party patents are upheld as valid and enforceable, we could be prevented from selling our products or could be required to obtain licenses from the owners of such patents or be required to redesign our products to avoid infringement. There can be no assurance that such licenses would be available or, if available, would be on terms acceptable to us or that we would be successful in any attempts to redesign our products or processes to avoid infringement. Our failure to obtain these licenses or to redesign our products would have a material adverse effect on our business.

         There can be no assurance that our competitors will not independently develop technology similar to existing proprietary rights of others. We expect that our products will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. There can be no assurance that third parties will not assert infringement claims against us in the future or, if infringement claims are asserted, that such claims will be resolved in our favor. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms favorable to us, if at all. In addition, litigation may be necessary in the future to protect our trade secrets or other intellectual property rights, or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources. For example, we recently settled a lawsuit with Comarco, Inc. in which each party made patent infringement claims against the other. We incurred significant costs in the lawsuit and devoted substantial time and efforts of certain employees and members of management to this lawsuit.

ACQUISITIONS COULD HAVE NEGATIVE CONSEQUENCES, WHICH COULD HARM OUR BUSINESS.

         We have acquired, and may pursue opportunities to acquire businesses, products or technologies that complement or expand our current capabilities. Acquisitions could require significant capital infusions and could involve many risks including, but not limited to, the following:

o difficulties in assimilating and integrating the operations, products and workforce of the acquired companies;

o acquisitions may negatively impact our results of operations because they may require large one-time charges or could result in increased debt or contingent liabilities, adverse tax consequences, substantial depreciation or deferred compensation charges, or the amortization or write down of amounts related to deferred compensation, goodwill and other intangible assets;

o        acquisitions may be dilutive to our existing stockholders;

o acquisitions may disrupt our ongoing business and distract our management; and

o        key personnel of the acquired company may decide not to work for us.

         We may not be able to identify or consummate any future acquisitions on acceptable terms, or at all. If we do pursue any acquisitions, it is possible that we may not realize the anticipated benefits from such acquisitions.

WE MAY NOT BE ABLE TO ADEQUATELY MANAGE OUR ANTICIPATED GROWTH, WHICH COULD IMPAIR OUR EFFICIENCY AND NEGATIVELY IMPACT OPERATIONS.

         Our success depends on our ability to manage growth effectively. If we do not effectively manage this growth, we may not be able to operate efficiently or maintain the quality of our products. Either outcome could materially and adversely affect our operating results. As we continue to develop new products and bring them to market, we will be required to manage multiple projects, including the design and development of products and their transition to high volume manufacturing. This will place a significant strain on our operational, financial and managerial resources and personnel, our management information systems, and our operational and financial controls. To effectively manage our growth we must:

o        increase research and development resources;

o install and implement adequate controls and management information systems in an effective, efficient and timely manner;

o        increase the managerial skills of our supervisors;

o maintain and strengthen our relationships with our contract manufacturers and fulfillment provider; and

o        more effectively manage our supply chain.

WE HAVE EXPERIENCED RETURNS OF OUR PRODUCTS, WHICH COULD IN THE FUTURE HARM OUR REPUTATION AND NEGATIVELY IMPACT OUR OPERATING RESULTS.

         In the past, some of our customers have returned products to us because the product did not meet their expectations, specifications and requirements. These returns were 4% of revenue for the six months ended June 30, 2003 and 5% of revenue for the year ended December 31, 2002. It is likely that we will experience some level of returns in the future and, as our business grows, this level may be more difficult to estimate. A portion of our sales to distributors is generally under terms that provide for certain stock balancing privileges. Under the stock balancing programs, some distributors are permitted to return up to 20% of their prior quarter's purchases, provided that they place a new order for equal or greater dollar value of the amount returned.

          Also, returns may adversely affect our relationship with those customers and may harm our reputation. This could cause us to lose potential customers and business in the future. We record a reserve for future returns at the time revenue is recognized. We believe the reserve is adequate given our historical level of returns. If returns increase, however, our reserve may not be sufficient and operating results could be negatively affected.

WE MAY HAVE DESIGN QUALITY AND PERFORMANCE ISSUES WITH OUR PRODUCTS THAT MAY ADVERSELY AFFECT OUR REPUTATION AND OUR OPERATING RESULTS.

         A number of our products are based on new technology and the designs are complex. As such, they may contain undetected errors or performance problems, particularly during new or enhanced product launches. Despite product testing prior to introduction, our products have in the past, on occasion, contained errors that were discovered after commercial introduction. Errors or performance problems may also be discovered in the future. Any future defects discovered after shipment of our products could result in loss of sales, delays in market acceptance or product returns and warranty costs. We attempt to make adequate allowance in our new product release schedule for testing of product performance. Because of the complexity of our products, however, our release of new products may be postponed should test results indicate the need for redesign and retesting, or should we elect to add product enhancements in response to customer feedback. In addition, third-party products, upon which our products are dependent, may contain defects which could reduce or undermine the performance of our products and adversely affect our operating results.

WE MAY INCUR PRODUCT LIABILITY CLAIMS WHICH COULD BE COSTLY AND COULD HARM OUR REPUTATION.

         The sale of our products involves risk of product liability claims against us. We currently maintain product liability insurance, but our product liability insurance coverage is subject to various coverage exclusions and limits and may not be obtainable in the future on terms acceptable to us, or at all. We do not know whether claims against us with respect to our products, if any, would be successfully defended or whether our insurance would be sufficient to cover liabilities resulting from such claims. Any claims successfully brought against us could harm our business.

IF WE ARE UNABLE TO HIRE ADDITIONAL QUALIFIED PERSONNEL AS NECESSARY OR IF WE LOSE KEY PERSONNEL, WE MAY NOT BE ABLE TO SUCCESSFULLY MANAGE OUR BUSINESS OR ACHIEVE OUR OBJECTIVES.

         We believe our future success will depend in large part upon our ability to identify, attract and retain highly skilled managerial, engineering, sales and marketing, finance and operations personnel. Competition for personnel in the technology industry is intense, and we compete for personnel against numerous companies, including larger, more established companies with significantly greater financial resources. There can be no assurance we will be successful in identifying, attracting and retaining personnel.

         Our success also depends to a significant degree upon the continued contributions of our key management, engineering, sales and marketing, finance and manufacturing personnel, many of whom would be difficult to replace. In particular, we believe that our future success depends on Charles R. Mollo, Chief Executive Officer and President, Joan W. Brubacher, Executive Vice President and Chief Financial Officer and Timothy S. Jeffries, Executive Vice President and Chief Operating Officer. We do not maintain key person life insurance on any of our executive officers. Except for Messrs. Mollo and Jeffries and Ms. Brubacher, we do not have employment contracts covering any of our senior management. The loss of the services of any of our key personnel, the inability to identify, attract or retain qualified personnel in the future or delays in hiring required personnel could make it difficult for us to manage our business and meet key objectives, such as timely product introductions.

WE MAY NOT BE ABLE TO SECURE ADDITIONAL FINANCING TO MEET OUR FUTURE CAPITAL NEEDS.

         We expect to expend significant capital to further develop our products, increase awareness of our brand names and to expand our operating and management infrastructure as needed to support our anticipated growth. We may use capital more rapidly than currently anticipated. Additionally, we may incur higher operating expenses and generate lower revenue than currently expected, and we may be required to depend on external financing to satisfy our operating and capital needs, including the repayment of our debt obligations. We may be unable to secure additional debt or equity financing on terms acceptable to us, or at all, at the time when we need such funding. If we do raise funds by issuing additional equity or convertible debt securities, the ownership percentages of existing stockholders would be reduced, and the securities that we issue may have rights, preferences or privileges senior to those of the holders of our common stock or may be issued at a discount to the market price of our common stock which would result in dilution to our existing stockholders. If we raise additional funds by issuing debt, we may be subject to debt covenants, such as the debt covenants under our secured credit facility, which could place limitations on our operations including our ability to declare and pay dividends. Our inability to raise additional funds on a timely basis would make it difficult for us to achieve our business objectives and would have a negative impact on our business, financial condition and results of operations.

                          RISKS RELATED TO OUR INDUSTRY

INTENSE COMPETITION IN THE MARKET FOR MOBILE ELECTRONIC DEVICES COULD ADVERSELY AFFECT OUR REVENUE AND OPERATING RESULTS.

         The market for mobile electronic devices in general is intensely competitive, subject to rapid changes and sensitive to new product introductions or enhancements and marketing efforts by industry participants. We expect to experience significant and increasing levels of competition in the future. There can be no assurance that we can maintain our competitive position against current or potential competitors, especially those with greater financial, marketing, service, support, technical or other competitive resources. Recently, we settled a patent infringement suit with Comarco, one of our competitors in power products, that resulted in a cross license, which does not include the right to sub-license, relating to our respective power product technology. As a result, Comarco may be positioned to develop and market power products that are substantially similar to our products.

         We currently compete with the internal design efforts of both our OEM and non-OEM customers. These OEMs, as well as a number of our non-OEM competitors, have larger technical staffs, more established and larger marketing and sales organizations and significantly greater financial resources than we do. There can be no assurance that such competitors will be unable to respond as quickly to new or emerging technologies and changes in customer requirements, devote greater resources to the development, sale and promotion of their products better than we do or develop products that are superior to our products or that achieve greater market acceptance.

         Our future success will depend, in part, upon our ability to increase sales in our targeted markets. There can be no assurance that we will be able to compete successfully with our competitors or that the competitive pressures we face will not have a material adverse effect on our business. Our future success will depend in large part upon our ability to increase our share of our target market and to sell additional products and product enhancements to existing customers. Future competition may result in price reductions, reduced margins or decreased sales.

SHOULD THE MARKET DEMAND FOR MOBILE ELECTRONIC DEVICES DECREASE, WE MAY NOT ACHIEVE ANTICIPATED REVENUE.

         The demand for the majority of our products and technology is primarily driven by the underlying market demand for mobile electronic devices. Should the growth in demand for mobile electronic devices be inhibited, we may not be able to increase or sustain revenue. Industry growth depends in part on the following factors:

o increased demand by consumers and businesses for mobile electronic devices; and

o        the number and quality of mobile electronic devices in the market.

         The market for our products and services depends on economic conditions affecting the broader information technology market. Prolonged weakness in this market has caused in the past and may cause in the future customers to reduce their overall information technology budgets or reduce or cancel orders for our products. In this environment, our customers may experience financial difficulty, cease operations and fail to budget or reduce budgets for the purchase of our products and services. This, in turn, may lead to longer sales cycles, delays in purchase decisions, payment and collection, and may also result in downward price pressures, causing us to realize lower revenue and operating margins. In addition, general economic uncertainty and the recent general decline in capital spending in the information technology sector make it difficult to predict changes in the purchasing requirements of our customers and the markets we serve. We believe that, in light of these events, some businesses have and may continue to curtail or suspend capital spending on information technology. These factors may cause our revenue and operating margins to decline.

IF OUR PRODUCTS FAIL TO COMPLY WITH DOMESTIC AND INTERNATIONAL GOVERNMENT REGULATIONS, OR IF THESE REGULATIONS RESULT IN A BARRIER TO OUR BUSINESS, OUR REVENUE COULD BE NEGATIVELY IMPACTED.

         Our products must comply with various domestic and international laws, regulations and standards. For example, the shipment of our products from the countries in which they are manufactured to other international or domestic locations requires us to obtain export licenses and to comply with possible import restrictions of the countries in which we sell our products. In the event that we are unable or unwilling to comply with any such laws, regulations or standards, we may decide not to conduct business in certain markets. Particularly in international markets, we may experience difficulty in securing required licenses or permits on commercially reasonable terms, or at all. In addition, we are generally required to obtain both domestic and foreign regulatory and safety approvals and certifications for our products. Failure to comply with existing or evolving laws or regulations, including export and import restrictions and barriers, or to obtain timely domestic or foreign regulatory approvals or certificates could negatively impact our revenue.

                         RISKS RELATED TO OUR COMMON STOCK

OUR COMMON STOCK PRICE HAS BEEN VOLATILE, WHICH COULD RESULT IN SUBSTANTIAL LOSSES FOR STOCKHOLDERS.

         Our common stock is currently traded on the Nasdaq National Market. We have in the past experienced, and may in the future experience, limited daily trading volume. The trading price of our common stock has been and may continue to be volatile. The market for technology companies, in particular, has at various times experienced extreme volatility that often has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may significantly affect the trading price of our common stock, regardless of our actual operating performance. The trading price of our common stock could be affected by a number of factors, including, but not limited to, changes in expectations of our future performance, changes in estimates by securities analysts (or failure to meet such estimates), quarterly fluctuations in our sales and financial results and a variety of risk factors, including the ones described elsewhere in this prospectus. Periods of volatility in the market price of a company's securities sometimes result in securities class action litigation. If this were to happen to us, such litigation would be expensive and would divert management's attention. In addition, if we needed to raise equity funds under adverse conditions, it would be difficult to sell a significant amount of our stock without causing a significant decline in the trading price of our stock.

OUR STOCK PRICE MAY DECLINE IF ADDITIONAL SHARES ARE SOLD IN THE MARKET.

         As of August 11, 2003, we had 23,551,942 shares of common stock outstanding. All but 3,009,881 of the outstanding shares may currently be sold by stockholders. We have agreed to register the 3,009,881 shares not currently eligible for sale. Of the 23,551,942 shares of common stock currently outstanding, 7,200,000 shares were issued by us directly to stockholders pursuant to registration statements filed with the SEC; 1,367,822 shares are eligible for sale or have been sold pursuant to a registration statement currently effective with the SEC; and approximately 11,974,239 shares are eligible for resale or have been sold pursuant to Rule 144.

         Future sales of substantial amounts of shares of our common stock by our existing stockholders in the public market, or the perception that these sales could occur, may cause the market price of our common stock to decline. We may be required to issue additional shares upon exercise of previously granted options and warrants that are currently outstanding. As of August 11, 2003, we had 2,484,527 shares of common stock issuable upon exercise of stock options under the stock option plan, of which 956,925 options were exercisable as of August 11, 2003; a total of 383,915 shares available for future issuance under our stock option plan; 164,685 shares issuable under options granted outside our plan; 1,828,461 shares of common stock issuable under our Employee Stock Purchase Plan; warrants to purchase 410,123 shares of common stock; and 548,047 shares of common stock issuable upon the conversion of 491,258 shares of Series C preferred stock convertible at a 1-to-1.1156 basis. Increased sales of our common stock in the market after exercise of currently outstanding options could exert significant downward pressure on our stock price. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price we deem appropriate.

OUR EXECUTIVE OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS HAVE SUBSTANTIAL INFLUENCE OVER US.

         As of June 30, 2003, our executive officers, directors and principal stockholders together beneficially own approximately 19.8% of the outstanding shares of common stock. As a result, these stockholders, acting together, may be able to exercise substantial influence over all matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions. The concentration of ownership may also have the effect of delaying or preventing a change in our control that may be viewed as beneficial by the other stockholders.


         In addition, our certificate of incorporation does not provide for cumulative voting with respect to the election of directors. Consequently, our present directors, executive officers, principal stockholders and our respective affiliates may be able to control the election of the members of the board of directors. Such a concentration of ownership could have an adverse effect on the price of the common stock, and may have the effect of delaying or preventing a change in control, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices.


PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS COULD MAKE A PROPOSED ACQUISITION THAT IS NOT APPROVED BY OUR BOARD OF DIRECTORS MORE DIFFICULT.

         Some provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire us even if a change of control would be beneficial to our stockholders. These provisions include:

o authorizing the issuance of preferred stock, with rights senior to those of the common stockholders, without common stockholder approval;

o        prohibiting cumulative voting in the election of directors;

o a staggered board of directors, so that no more than two of our five directors are elected each year; and

o        limiting the persons who may call special meetings of stockholders.

OUR STOCKHOLDER RIGHTS PLAN MAY MAKE IT MORE DIFFICULT FOR OTHERS TO OBTAIN CONTROL OVER US, EVEN IF IT WOULD BE BENEFICIAL TO OUR STOCKHOLDERS.


         In June 2003, our board of directors adopted a stockholders rights plan. Pursuant to its terms, we have distributed a dividend of one right for each outstanding share of common stock. These rights cause substantial dilution to the ownership of a person or group that attempts to acquire us on terms not approved by our board of directors and may have the effect of deterring hostile takeover attempts. These provisions could discourage a future takeover attempt which individual stockholders might deem to be in their best interests or in which shareholders would receive a premium for their shares over current prices.

DELAWARE LAW MAY DELAY OR PREVENT A CHANGE IN CONTROL.

         We are subject to the provisions of Section 203 of the Delaware General Corporation Law. These provisions prohibit large stockholders, in particular a stockholder owning 15% or more of the outstanding voting stock, from consummating a merger or combination with a corporation unless this stockholder receives board approval for the transaction or 66 2/3% of the shares of voting stock not owned by the stockholder approve the merger or transaction. These provisions could discourage a future takeover attempt which individual stockholders might deem to be in their best interests or in which shareholders would receive a premium for their shares over current prices.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Certain statements contained in the prospectus constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. The words "believe," "expect," "anticipate" and other similar statements of expectations identify forward-looking statements. Forward-looking statements in this prospectus include our expectations regarding the adequacy of our financial reserves for future returns, expectations regarding our customer relationships, and expectations regarding capital expenditures. These forward-looking statements are based largely on management's expectations and involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Risks that could cause results to differ materially from management's expectations are described above under the heading "Risk Factors." Additional factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, among others, the following:

            -   loss of, and failure to replace, any significant customers;

            -   timing and success of new product introductions;

            -   product developments, introductions and pricing of competitors;

            -   timing of substantial customer orders;

            -   availability of qualified personnel;

            -   performance of suppliers and subcontractors; and

            - market demand and industry and general economic or business conditions.

         In light of these risks and uncertainties, the forward-looking statements contained in this prospectus may not prove to be accurate. We undertake no obligation to publicly update or revise any forward-looking statements, or any facts, events, or circumstances after the date hereof that may bear upon forward-looking statements.

         Additionally, we do not undertake any responsibility to update you on the occurrence of unanticipated events which may cause actual results to differ from those expressed or implied by these forward-looking statements.

                                  OUR BUSINESS

         We are a leading provider of innovative products and solutions for the mobile electronic industry. We utilize our proprietary technology to design and develop products that make mobile electronic devices more efficient and cost effective, thus enabling professionals and consumers higher utilization of their mobile devices and the ability to access information more readily.

         We were formed as a limited liability company under the laws of the State of Delaware in May 1995, and were converted to a Delaware C-Corporation by a merger effected in August 1996, in which we were the surviving entity. We changed our name from Electronics Accessory Specialists International, Inc. to Mobility Electronics, Inc. on July 23, 1998. Our principal executive office is located at 17800 N. Perimeter Drive, Suite 200, Scottsdale, Arizona 85255, and our telephone number is (480) 596-0061. Our website can be accessed at www.mobilityelectronics.com. Information contained in our website and the website of our subsidiary, iGo Direct Corporation (www.igo.com), does not constitute part of this prospectus. Unless otherwise indicated in this prospectus, references to "Mobility," "us," "we" and "our" refer to Mobility Electronics, Inc. and shall include our predecessor, Electronics Accessory Specialists International, L.L.C.

                                 USE OF PROCEEDS

         All of the common stock offered under this prospectus is being sold by the selling stockholders. We will not receive any of the proceeds from the sale of the common stock.

                              SELLING STOCKHOLDERS

         The following table sets forth (i) the name and relationship with us, if any, of the selling stockholders set forth below (ii) the number of shares of common stock beneficially owned by the selling stockholders, (iii) the maximum number of shares of common stock which may be offered for the account of the selling stockholders under this prospectus, and (iv) the amount and percentage of common stock that would be owned by the selling stockholders after completion of the offering, assuming a sale of all of the common stock which may be offered hereunder. The term "selling stockholders" includes donees, pledges, transferees or other successors in interest selling shares of common stock or interests therein received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer.

         The information set forth below is based upon information submitted to the Company by the selling stockholders and updated in accordance with the Company's records through June 30, 2003. Except as otherwise noted below, the selling stockholders have not, within the past three years, had any position, office or other material relationship with us. None of the selling stockholders is a registered broker-dealer or an affiliate of a registered broker-dealer. Unless otherwise noted as appropriate in a footnote below, each stockholder has sole voting and dispositive power over the shares offered.

         Beneficial ownership is determined under the rules of the Securities and Exchange Commission. The number of shares beneficially owned by a person includes shares of common stock subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of June 30, 2003. The shares issuable under these options and warrants are treated as if outstanding for computing the percentage ownership of the person holding these options and warrants but are not treated as if outstanding for the purposes of computing the percentage ownership of any other person.

                                                                            SHARES
                                                                         BENEFICIALLY                   SHARES OWNED     PERCENTAGE
                                                                         OWNED BEFORE        SHARES         AFTER       OWNED AFTER
NAME                          RELATIONSHIP TO MOBILITY ELECTRONICS        OFFERING(1)       OFFERED       OFFERING        OFFERING
----                          ------------------------------------       ------------       -------     ------------    -----------

Darryl S. Baker              Vice President Controller                         61,073(2)      50,000         11,073               *

Joan W. Brubacher            Executive Vice President and Chief               132,685(3)      67,293         65,392               *
                             Financial Officer

Larry Carr                   Director                                         294,248(4)      43,234        251,014            1.0%

CRM-008 Trust                Charles R. Mollo, the Chief Executive          2,597,028(5)      86,470      1,221,599            5.1%
                             Officer, President and Chairman of the
                             Board of Mobility, is a co-trustee and
                             beneficiary of the trust.

Dolphin Offshore Partners,   None                                           1,388,214(6)   1,081,314        306,900            1.3%
L.P.

Jackson Walker L.L.P.        Outside legal counsel to Mobility                416,582(7)     416,582              0               *

Jeffrey R. Harris            Director                                       2,597,028(5)      86,470      1,221,599            5.1%

Tim S. Jeffries              Executive Vice President and Chief               113,016(8)      67,293         45,723               *
                             Operating Officer

Liggitt Family Trust         None                                             302,500(9)     302,500              0               *

Charles R. Mollo and         Mr. Mollo is the Chief Executive               2,597,028(5)     172,941      1,221,599            5.1%
Janice Breeze-Mollo          Officer, President and Chairman of the
                             Board. Ms. Breeze-Mollo is married to
                             Mr. Mollo.

New Horizons Enterprises,    The CRM-008 Trust owns approximately           2,597,028(5)     309,446      1,221,599            5.1%
Inc.                         49% of the company and the JLM-008
                             Trust owns approximately 24.99% of the
                             company. Mr. Mollo and Ms. Breeze-Mollo
                             are co-trustees of both trusts.
                             Mr. Harris owns 26% of the company and is
                             a director and President of the company.

New Vistas Investments       The CRM-008 Trust owns approximately           2,597,028(5)     720,102      1,221,599            5.1%
Corporation                  43% of the company and the JLM-008
                             Trust owns approximately 18% of the
                             company. Mr. Mollo and Ms. Breeze-Mollo
                             are co-trustees of both trusts.
                             Ms. Breeze-Mollo is also a director and
                             Vice President of the company. Mr. Harris
                             owns approximately 20% of the company and is
                             the director and President of the company.

Oxley LLLP                   None                                              86,470(10)     86,470              0               *

----------

*        Indicates shares held are less than 1% of class

(1) "Beneficially" owned shares, as defined by the SEC, are those shares as to which a person has voting or dispositive power, or both. "Beneficial" ownership does not necessarily mean that the named person is entitled to receive the dividends on, or the proceeds from the sale of, the shares.

         For purposes of calculating the number of shares beneficially owned by a stockholder and the percentage ownership of that stockholder, shares of common stock subject to options and warrants that are currently exercisable or exercisable within 60 days of June 30, 2003 by that stockholder are deemed outstanding. Percentage ownership is based on 23,440,063 shares of common stock and 541,212 shares of Series C preferred stock, which converts to 603,776 shares of common stock using a conversion factor of 1-to-1.1156, outstanding as of June 30, 2003.

         Certain of the shares offered as described in this column include shares beneficially owned by more than one of the selling stockholders. Those shares are described as appropriate in the footnotes for the selling stockholders. Assumes the sale of all shares offered.

(2) Includes 50,000 shares of common stock that Mr. Baker owns and 11,073 shares that may be purchased upon exercise of options issued to Mr. Baker.

(3) Includes 61,764 shares owned directly by Ms. Brubacher; 5,529 shares that may be purchased upon the exercise of warrants owned directly by Ms. Brubacher; and 65,392 shares that may be purchased upon the exercise of options granted under the 1996 Plan.

(4) Includes 140,149 shares held by OHA Financial, Inc., of which Mr. Carr is a director and majority-stockholder; 56,230 shares held with Ms. Sharon Carr as tenants in common; 32,546 shares owned directly by Mr. Carr; 13,823 shares that may be purchased upon the exercise of warrants owned directly by Mr. Carr; and 51,500 shares that may be purchased by Mr. Carr upon the exercise of options granted under the 1996 Plan.

(5) Charles R. Mollo, Jeffrey R. Harris, Janice Breeze-Mollo, CRM-008 Trust, JLM-008 Trust, New Horizons Enterprises, Inc., New Vistas Investments Corporation, La Luz Enterprises, L.L.C., La Luz Enterprises -- II, L.L.C., Breeze Family, LLC, Mollo Family, LLC, John R. Harris and Timothy D. Harris Irrevocable Trust, Harris Family LLC, JLM Revocable Trust and CRM Revocable Trust file as a group on Schedule 13D to report their beneficial ownership. Each member of the group may be deemed to beneficially own the shares actually owned by the other members of the group. The following sets forth the number of shares over which each member has actual sole voting and dispositive power and the shares over which each has shared voting and dispositive power.

         Mr. Mollo beneficially owns 306,248 shares over which he has actual sole voting and dispositive power which include 136,860 shares that may be purchased by Mr. Mollo upon the exercise of options granted under the Mobility 1996 Stock Option Plan; 8,000 shares owned by the CRM Revocable Trust of which Mr. Mollo is the trustee; 21,800 shares held by Guarantee & Trust Company as trustee for the benefit of Mr. Mollo's IRA; 4,900 shares held by Guarantee & Trust Company as trustee for the benefit of New Vistas Investments Corporation Pension Plan for the benefit of Mr. Mollo; 9,600 shares held by Guarantee & Trust Company as trustee for the benefit of New Vistas Investments Corporation PSP for the benefit of Mr. Mollo; 9,041 shares held at Delaware Trust for the benefit of Mr. Mollo; and 116,047 shares owned by Mollo Family LLC of which the CRM Revocable Trust owns 10% and Mr. Mollo is the manager. Mr. Mollo's address is 17800 North Perimeter Drive, Suite 200, Scottsdale, Arizona 85255. The address of the Mollo Family LLC is 5528 Eubank Blvd. NE, Suite 3, Albuquerque, New Mexico 87111. The address of the CRM Revocable Trust is 5528 Eubank Blvd. NE, Suite 3, Albuquerque, New Mexico 87111.

         Mr. Harris beneficially owns 296,571 shares over which he has actual sole voting and dispositive power, which shares include 122,361 shares owned directly by Mr. Harris; 56,000 shares that may be purchased by Mr. Harris upon the exercise of options granted under the Amended and Restated 1996 Long Term Incentive Plan (the "1996 Plan"); 27,647 shares that may be purchased upon the exercise of warrants owned directly by Mr. Harris; 18,593 shares that may be received upon the conversion of 16,666 shares of Series C preferred stock owned directly by Mr. Harris; 6,742 shares held in Delaware Trust for the benefit of Mr. Harris; 4,650 shares that may be received upon the conversion of 4,168 shares of Series C preferred stock held in Delaware Trust for the benefit of Mr. Harris; and 60,578 shares owned by Harris Family LLC of which Mr. Harris owns approximately 7% and is the manager. Mr. Harris' address is 5528 Eubank Blvd. NE, Suite 3, Albuquerque, New Mexico 87111. The address of the Harris Family LLC is 5528 Eubank Blvd. NE, Suite 3, Albuquerque, New Mexico 87111.

         Ms. Breeze-Mollo beneficially owns 52,130 shares over which she has actual sole voting and dispositive power, which shares include 14,696 shares owned by the JLM Revocable Trust of which Ms. Breeze-Mollo is the trustee; 6,468 shares held at Alex Brown for the benefit of Ms. Breeze-Mollo; and 30,966 shares held by the Breeze Family LLC of which Ms. Breeze-Mollo is the sole manager. Ms. Breeze-Mollo's address is 5528 Eubank Blvd. NE, Suite 3, Albuquerque, New Mexico 87111. The address of the Breeze Family LLC is 5528 Eubank Blvd. NE, Suite 3, Albuquerque, New Mexico 87111. The address of the JLM Revocable Trust is 5528 Eubank Blvd. NE, Suite 3, Albuquerque, New Mexico 87111.

         Mr. Mollo and Ms. Breeze-Mollo share voting and dispositive power over 185,441 shares, which shares include 130,147 shares that they hold as joint tenants with right of survivorship and 55,294 shares that may be purchased upon the exercise of warrants that they hold as joint tenants with right of survivorship.

         The CRM-008 Trust has voting and dispositive power over 86,470 shares, which shares include 58,823 shares of common stock that it owns and 27,647 shares that may be purchased upon the exercise of warrants that it owns. The CRM-008 Trust shares such power with Ms. Breeze-Mollo, who is a co-trustee of the trust, and Mr. Mollo, who is a co-trustee and beneficiary of the trust. The address for CRM-008 Trust is 5528 Eubank Blvd. NE, Suite 3, Albuquerque, New Mexico 87111.

         La Luz Enterprises, L.L.C. has voting and dispositive power over 268,122 shares, which shares include 231,864 shares that it owns and 36,258 shares that may be received upon the conversion of 32,501 shares of Series C preferred stock that it owns. La Luz Enterprises, L.L.C. shares such power with the CRM-008 Trust, which is the sole owner of La Luz Enterprises, L.L.C.; Mr. Mollo, who is the sole manager of La Luz Enterprises, L.L.C. and a co-trustee and beneficiary of the CRM-008 Trust; and Ms. Breeze-Mollo, who is a co-trustee of the CRM-008 Trust. The address for La Luz Enterprises, L.L.C. is 301 East Virginia Avenue, Suite 3300, Phoenix, Arizona 85004.

         La Luz Enterprises-II, L.L.C. has voting and dispositive power over 28,358 shares, which shares include 22,780 shares that it owns and 5,578 shares that may be received upon the conversion of 5,000 shares of Series C preferred stock that it owns. La Luz Enterprises-II, L.L.C. shares such power with the JLM-008 Trust, which is the sole owner of La Luz Enterprises-II, L.L.C.; Ms. Breeze-Mollo, who is the sole manager of La Luz Enterprises-II, L.L.C. and a co-trustee and beneficiary of the JLM-008 Trust; and Mr. Mollo, who is a co-trustee of the JLM-008 Trust. The address for La Luz Enterprises - II, L.L.C. is 301 East Virginia Avenue, Suite 3300, Phoenix, Arizona 85004. The address for the JLM-008 Trust is 5528 Eubank Blvd. NE, Suite 3, Albuquerque, New Mexico 87111.

         New Horizons Enterprises, Inc. has voting and dispositive power over 411,768 shares, which shares include 356,474 shares that it owns and 55,294 shares that may be purchased upon the exercise of warrants that it owns. New Horizons Enterprises, Inc. shares such power with the CRM-008 Trust, which owns 49% of the company; the JLM-008 Trust, which owns approximately 24.99% of the company; Mr. Mollo and Ms. Breeze-Mollo, who are co-trustees of both the JLM-008 Trust and the CRM-008 Trust; and Mr. Harris, who owns 26% of New Horizons Enterprises, Inc. and is the director and President of the company.
         The address for New Horizons Enterprises, Inc. is 5528 Eubank Blvd. NE, Suite 3, Albuquerque, New Mexico 87111.

         New Vistas Investments Corporation has voting and dispositive power over 926,920 shares, which shares include 643,767 shares that it owns; 158,742 shares that may be received upon the conversion of 142,293 shares of Series C preferred stock that it owns; and 124,411 shares that may be purchased upon the exercise of warrants that it owns. New Vistas Investments Corporation shares such power with the CRM-008 Trust, which owns approximately 43% of the company; the JLM-008 Trust, which owns approximately 18% of the company; Mr. Mollo who is a co-trustee of both the JLM-008 Trust and the CRM-008 Trust; Mr. Harris, who owns approximately 20% of New Vistas Investments Corporation and is a director and President of the company; and Ms. Breeze-Mollo, who is a director and Vice President of New Vistas Investments Corporation and a co-trustee of both the JLM-008 Trust and the CRM-008 Trust. The address for New Vistas Investments Corporation is 5528 Eubank Blvd. NE, Suite 3, Albuquerque, New Mexico 87111.

         The John R. Harris and Timothy D. Harris Irrevocable Trust has voting and dispositive power over 35,000 shares that it owns. The John R. Harris and Timothy D. Harris Irrevocable Trust shares such power with Mr. Mollo, a co-trustee of the trust. The address for the John R. Harris and Timothy D. Harris Irrevocable Trust is 5528 Eubank Blvd. NE, Suite 3, Albuquerque, New Mexico 87111.

(6) Includes 1,171,951 shares owned directly by Dolphin Offshore Partners, L.P. and 216,263 shares that may be purchased upon the exercise of warrants owned directly by Dolphin Offshore Partners, L.P. Subsequent to June 30, 2003, Dolphin Offshore Partners, L.P. exercised its warrant for 216,263 shares of common stock. Peter E. Salas is the general partner of Dolphin Offshore Partners, L.P. and maintains voting and investment control of the shares. The address for Dolphin Offshore Partners, L.P. is c/o Dolphin Asset Management Corp., 129 East 17th Street, New York, New York 10003.

(7) T. Michael Wilson, the managing partner of Jackson Walker L.L.P., maintains voting and investment control of the shares.

(8) Includes 61,764 shares owned directly by Mr. Jeffries; 5,529 shares that may be purchased upon the exercise of warrants owned directly by Mr. Jeffries; and 45,723 shares that may be purchased by Mr. Jeffries upon the exercise of options granted under the 1996 Plan.

(9) Richard C. and Alice M. Liggitt are the trustees of the Liggitt Family Trust and exercise voting and dispositive power over the shares.

(10) The 86,470 shares being registered are owned directly by Oxley LLLP. Mr. Jerre L. Stead, a director of Mobility, owns less than a 1% limited partnership interest of Oxley LLLP through a trust. Mr. Joel Stead is the managing general partner of Oxley LLLP and maintains voting and investment control over the shares.

DESCRIPTION OF TRANSACTIONS IN WHICH SELLING STOCKHOLDERS RECEIVED THE OFFERED SHARES

INTRODUCTION

         In March 2000, our Board of Directors authorized and our stockholders approved a 1-for-2 reverse stock split and a post-split adjustment of the number of authorized shares of common stock to 90,000,000 shares. Our Series C preferred stock was not included in the stock split, although the conversion ratio was adjusted accordingly. Although the documents that have been previously filed by us as exhibits that pertain to the transactions set forth below contain pre-split numbers, in order to accurately reflect what is held by selling stockholders currently, the numbers discussed below reflect the post-split number of shares and share prices.

NEW VISTAS INVESTMENTS CORPORATION

         New Vistas Investments Corporation acquired shares of our common stock as a result of various transactions in 1996 and 1997, which are included in the shares it is offering pursuant to this prospectus. In connection with the merger of our predecessor, Electronics Accessory Specialists International, L.L.C., with and into us in August 1996, the common and preferred interests in our predecessor were converted into shares of common stock, Series A preferred stock and Series B preferred stock, and all outstanding options to purchase common interests in our predecessor were converted into similar interests to purchase shares of common stock of us. See "Description of Series A Preferred Stock" and "Description of Series B Preferred Stock" set forth below. As a result of the merger, New Vistas received 3,512 shares of our common stock on August 23, 1996, which number was based on New Vistas' percentage ownership in our predecessor. New Vistas also received 254 shares of our Series A preferred stock in the merger, which shares equaled a cash value in our company of $101,601 as of April 1997. New Vistas' total equity in our company was $549,950, which included the cash value of its Series A shares as well as cash that New Vistas invested in our company from October 1996 to April 1997. New Vistas' equity in our company, $549,950, was converted into 1,617 shares of our common stock in two separate transactions on December 1996 and April 1997 at a price of $340.00 per share. Thereafter, in August 1997, our board of directors approved a 44-to-1 split of our common stock. This split resulted in the issuance to New Vistas of an additional 220,568 shares of our common stock based on the 3,512 shares of common stock New Vistas received in the merger and the 1,617 shares of common stock New Vistas received upon the conversion of its equity in our company into shares of common stock. As a result, New Vistas is offering 220,568 of those shares of common stock pursuant to this prospectus. The issuances described above were made in reliance upon the exemption from registration available under
Section 4(2) of the Securities Act of 1933, as amended.

         In March 1999 we issued an aggregate of $3.5 million of 13% Bridge Promissory Notes and warrants to purchase common stock. See "Description of 13% Bridge Promissory Notes" below. We issued a 13% Bridge Promissory Note in favor of New Vistas in the amount of $250,000. On July 27, 1999, New Vistas exercised a portion of the warrant it received from us as part of this private placement at an exercise price of $0.02 per share. As a result, New Vistas received 18,750 shares of our common stock that it is offering pursuant to this prospectus. The issuances described above were made in reliance upon the exemption from registration available under Section 4(2) of the Securities Act of 1933, as amended.

         In January 2000 we completed a private placement of approximately $7.3 million and issued an aggregate of 1,231,450 shares of Series C preferred stock at $6.00 per share. See "Description of Series C Preferred Stock" below. For each share of Series C preferred stock purchased, an investor received a warrant to purchase one share of common stock at a price of $0.02 per share. See "Description of Warrants issued simultaneously with Series C Preferred Stock" below. New Vistas purchased shares in this private placement and exercised its warrants on December 10, 1999 at a price of $0.02 per share. Upon exercise of the warrants, New Vistas received 91,668 shares of our common stock that it is offering pursuant to this prospectus. The issuances described above were made in reliance upon the exemption from registration available under Section 4(2) of the Securities Act of 1933, as amended.

         In January 2003 we completed a private placement of Series F preferred stock in which New Vistas purchased stock that is being offered pursuant to this prospectus. See "Series E Preferred Stock and Series F Preferred Stock Issuances", "Description of Series E Preferred Stock" and "Description of Series F Preferred Stock" below for a description of that transaction.

NEW HORIZONS ENTERPRISES, INC.

         New Horizons Enterprises, Inc. acquired certain of the shares it is offering in this prospectus from New Vistas. In August and September 1997 we issued three 10% Bridge Promissory Notes to New Vistas for a total amount of $280,000. The notes provided for interest of 10% per annum and were due and payable on December 31, 1998. Under the notes we could prepay without penalty. According to the notes, New Vistas had the option to convert the principal of the notes into common stock and warrants to purchase common stock on the terms and conditions of a private placement that we completed in November 1997. This private placement included $583,885 of notes which were converted at $8.00 per share, approximately $1.1 million of already outstanding preferred stock which was converted at $8.00 per share and the sale of 1,040,557 newly-issued shares of common stock at $8.00 per share. New Vistas converted these notes into 35,000 shares of our common stock in September 1997 at a price of $8.00 per share. New Vistas transferred these shares to New Horizons on December 10, 1999 at a price of $3.00 per share. The issuances described above were made in reliance upon the exemption from registration available under Section 4(2) of the Securities Act of 1933, as amended.

         In June 1998 we completed a private placement of approximately $8.5 million and issued an aggregate of 742,500 shares of common stock at $11.50 per share. New Vistas purchased 9,000 shares of common stock from us in this private placement. New Vistas transferred the 9,000 shares to New Horizons on December 10, 1999 for a purchase price of $3.00 per share. The issuances described above were made in reliance upon the exemption from registration available under
Section 4(2) of the Securities Act of 1933, as amended.

         New Horizons is offering 56,005 shares that it acquired from Charles R. Mollo on December 10, 1999 at a price of $3.00 per share. Mr. Mollo acquired these shares in various private placements with our company. Mr. Mollo sold 25,000 shares to New Horizons that he received upon conversion of a 13% Bridge Promissory Note that he purchased in March 1999. See "Description of 13% Bridge Promissory Notes" below. Mr. Mollo sold 6,005 shares to New Horizons, which were a portion of the shares he received upon the conversion of a 12% Convertible Subordinated Debenture in the principal amount of $200,000 at a price of $7.72 per share. See "Description of 12% Convertible Debentures" below. Mr. Mollo sold an additional 25,000 shares to New Horizons that he received in September 1997 at a price of $8.00 per share upon the conversion of Series B preferred stock. See "Description of Series B Preferred Stock" below. As part of our financing activities in 1997, 8% cumulative Series B preferred stockholders were offered the opportunity to convert their Series B preferred stock into common stock or to redeem their Series B preferred stock. The Series B preferred stock was converted into common stock at $8.00 per common share. The issuances described above in which Mr. Mollo purchased stock were made in reliance upon the exemption from registration available under Section 4(2) of the Securities Act of 1933, as amended.

         New Horizons acquired 11,500 shares from an unaffiliated stockholder in March 1999 at a price of $4.00 per share.

         New Horizons acquired 25,000 shares from one of our directors in November 1999 at a price of $3.00 per share.

         In January 2003 we completed a private placement of Series F preferred stock in which New Horizons purchased stock that is being offered pursuant to this prospectus. See "Series E Preferred Stock and Series F Preferred Stock Issuances", "Description of Series E Preferred Stock" and "Description of Series F Preferred Stock" below for a description of that transaction.

DARRYL S. BAKER, JOAN W. BRUBACHER, AND TIM S. JEFFRIES

         Effective as of May 7, 2002, we issued 50,000 shares of common stock to each of Joan W. Brubacher, Darryl S. Baker and Tim S. Jeffries at a purchase price of $1.40 per share, for a total issuance of 150,000 shares. Each executive officer executed and delivered to us a three-year promissory note, in the original principal amount of $70,000, and bearing interest at the rate of 6% per annum. These promissory notes are secured by the shares of common stock so issued. Each executive officer has agreed not to sell these shares until after the expiration of six months from the effective date of this prospectus. Those issuances of common stock were made in reliance upon the exemption from registration available under Section 4(2) of the Securities Act of 1933, as amended.

         In January 2003 we completed a private placement of Series F preferred stock in which Ms. Brubacher and Mr. Jeffries purchased stock that is being offered pursuant to this prospectus. See "Series E Preferred Stock and Series F Preferred Stock Issuances", "Description of Series E Preferred Stock" and "Description of Series F Preferred Stock" below for a description of that transaction.

SERIES E PREFERRED STOCK AND SERIES F PREFERRED STOCK ISSUANCES TO JOAN W. BRUBACHER, LARRY CARR, CRM-008 TRUST, JEFFREY R. HARRIS, TIMOTHY S. JEFFRIES, CHARLES R. MOLLO, JANICE BREEZE-MOLLO, NEW HORIZONS ENTERPRISES, INC., NEW VISTAS INVESTMENTS CORPORATION, OXLEY LLLP AND DOLPHIN OFFSHORE PARTNERS, L.P.

         In January 2003 we completed a private placement of 865,051 shares of Series E preferred stock and associated warrants exercisable for 216,263 shares of common stock and 729,407 shares of Series F preferred stock and associated warrants exercisable for 342,821 shares of common stock. See "Description of Series E Preferred Stock," "Description of Series F Preferred Stock" and "Description of Warrants Issued Simultaneously with the Series E and F Preferred Stock" below. That private placement was made in reliance upon the exemption from registration available under Section 4(2) of the Securities Act of 1933, as amended.

         Dolphin Offshore Partners, L.P. purchased all 865,051 shares of Series E preferred stock and a warrant exercisable for 216,263 shares of common stock.

         The following stockholders purchased the shares of Series F preferred stock and warrants:

                                            NUMBER OF SHARES OF SERIES     NUMBER OF SHARES OF
                                            F PREFERRED STOCK              COMMON STOCK ISSUABLE UPON
                                            PURCHASED                      EXERCISE OF SERIES F WARRANTS
                                            --------------------------     -----------------------------

Joan W. Brubacher                               11,764                          5,529
Larry Carr                                      29,411                         13,823
CRM-008 Trust                                   58,823                         27,647
Jeffrey R. Harris                               58,823                         27,647
Timothy S. Jeffries                             11,764                          5,529
Charles R. Mollo and Janice Breeze-Mollo       117,647                         55,294
New Horizons Enterprises, Inc.                 117,647                         55,294
New Vistas Investments Corporation             264,705                        124,411
Oxley LLLP                                     58,823                          27,647

         As of June 6, 2003 the closing price of our common stock had been at or above $2.00 per share for the previous ten consecutive trading days, which automatically triggered the conversion of the Series E preferred stock and the Series F preferred stock into shares of common stock at a conversion ratio of 1-to-1. In June 2003, Oxley LLLP exercised its warrant for 27,647 shares of common stock. In August 2003, Dolphin Offshore Partners, L.P. exercised its warrant for 215,263 shares of common stock.

JACKSON WALKER L.L.P.

         In May 2003 we agreed with Jackson Walker L.L.P., our outside legal counsel, to pay for certain legal fees in shares of our common stock. As a result, we issued 289,012 shares for payment of $361,265.55 of legal services and 127,570 shares for payment of $288,734.45 of legal services. Those issuances were made in reliance upon the exemption from registration available under
Section 4(2) of the Securities Act of 1933, as amended.

LIGGITT FAMILY TRUST

         Richard C. Liggitt, a former stockholder of Portsmith, Inc., a company we acquired in February 2002, filed a claim (Case No. 02CC03308 filed February 22, 2002 in the Superior Court of the State of California, County of Orange, Central Judicial District) against Portsmith and certain of its officers and directors alleging (a) fraud in connection with merger negotiations that led to the execution of a merger agreement between a company owned by Mr. Liggitt and Portsmith, (b) wrongful termination of his employment with Portsmith, and (c) breach of the implied covenant of good faith and fair dealing under his employment agreement with Portsmith. During November 2002, the parties reached a settlement. Under the terms of the settlement, we paid $10,000 upon approval of the settlement by the Court. Contemporaneously, we agreed to pay Mr. Liggitt an aggregate of $990,000 in exchange for cancellation of all of Mr. Liggitt's rights as a former shareholder of Portsmith under the merger agreement between Portsmith and us, including, but not limited to, the 53,647 shares of our common stock Mr. Liggitt received in connection with the merger, the 53,646 shares of our common stock that had been held in escrow that Mr. Liggitt would have otherwise been entitled to receive and Mr. Liggitt's share in any potential earn-out payments. The $990,000 was payable in the form of a convertible subordinated promissory note bearing interest at four percent per year, payable in quarterly installments of principal and interest beginning in January 2003, through December 2005. The outstanding principal of the promissory note was convertible at any time into shares of our common stock, at a conversion price of $3.00 per share. On June 12, 2003, the remaining balance of the note of $907,500 was converted into 302,500 shares of our common stock. The issuance was made was made in reliance upon the exemption from registration available under
Section 4(2) of The Securities Act of 1933, as amended.

         On August 22, 2003, the Liggitt Family Trust signed a lock-up agreement with us wherein the trust agreed not to sell or otherwise transfer 75% of its shares, or 226,875 shares of common stock, from the date of the agreement. On each of the following dates, 75,625 shares will be released from such restrictions: November 22, 2003; February 22, 2004 and May 22, 2004.

DESCRIPTION OF SERIES A PREFERRED STOCK

         Our Series A preferred stock, which was no longer outstanding as of November 1, 1996, was convertible into shares of common stock. Each holder of Series A preferred stock was entitled to receive dividends from the date of issuance of each share at a rate of ten percent (10%) per annum, as provided in our Certificate of Incorporation, dated August 12, 1996. Generally we could not pay a dividend to the holders of our Series B preferred stock until the holders of Series A preferred stock had received a certain return on their investments. In the event of our liquidation or dissolution, the holders of Series A preferred stock were entitled to receive distributions before any amount could be paid to the holders of any other class or series of our capital stock. The holders of Series A preferred stock had limited voting rights. As long as Series A preferred stock was outstanding, we were prevented from taking certain actions without obtaining the approval of the holders of at least a majority of the shares of Series A preferred stock then outstanding. We could redeem the Series A preferred stock at our option at any time upon giving notice to the holders. Upon the consolidation or merger of our company with or into another business entity, as well as other events, we were required to redeem the Series A preferred stock.

DESCRIPTION OF SERIES B PREFERRED STOCK

         Our Series B preferred stock, which was no longer outstanding as of September 1, 1997, was convertible into shares of common stock. Each holder of Series B preferred stock was entitled to receive dividends from the date of issuance of each share at a rate of eight percent (8%) per annum, as provided in our Certificate of Incorporation, dated August 12, 1996. In the event of our liquidation or dissolution, holders of Series B preferred stock were entitled to receive distributions before any amount could be paid to the holders of any class or series of our capital stock other than the holders of our Series A preferred stock. The holders of Series B preferred stock had limited voting rights. Like with our Series A preferred stock, as long as Series B preferred stock was outstanding, we were prevented from taking certain actions without obtaining the approval of the holders of at least a majority of the shares of Series B preferred stock then outstanding. Upon the satisfaction of certain payments of dividends and distributions to the holders of Series A preferred stock, we could redeem the Series B preferred stock at our option at any time upon giving notice to the holders of the Series B preferred stock and were required to redeem the Series B preferred stock if, among other things, our company merged or consolidated with or into another business entity.

DESCRIPTION OF SERIES C PREFERRED STOCK

         As of June 30, 2003 we had 4,500,000 shares of Series C preferred stock authorized for issuance and 541,212 shares of Series C preferred stock outstanding. All issued and outstanding Series C preferred stock is, fully paid and nonassessable.

         The Series C preferred stock is convertible into shares of common stock. The rate of conversion is 1-to-1.11560 as of June 30, 2003. The initial conversion rate was one for one, but was subject to change if certain events occur. Generally, the conversion rate will be adjusted if we issue any non-cash dividends on our securities, split our securities or otherwise effect a change to the number of our outstanding securities. The conversion rate will also be adjusted if we issue additional securities at a price that is less than the price that the Series C preferred stockholders paid for their shares. Such adjustments will be made according to certain formulas that are designed to prevent dilution of the Series C preferred stock. The Series C preferred stock can be converted at any time at the option of the holder, and will convert automatically, immediately prior to the consummation of a firm commitment underwritten public offering of our common stock pursuant to a registration statement filed with the SEC having a per share price equal to or greater than $24.00 per share and a total gross offering amount of not less than $15.0 million. No fractional shares will be issued upon conversion.

         If our board of directors declares a cash dividend payable on our outstanding shares of common stock, the board of directors must also declare a dividend payable on each share of Series C preferred stock equal to the amount of the dividend payable on the number of shares of common stock into which each such share could then be converted. Holders of shares of Series C preferred stock are entitled to vote on all matters submitted for a vote of the holders of common stock. Holders will be entitled to one vote for each share of common stock into which one share of Series C preferred stock could then be converted. In the event of our liquidation or dissolution, the holders of Series C preferred stock will be entitled to receive the amount they paid for their stock, plus accrued and unpaid dividends out of our assets legally available for such payments prior to the time other holders of our securities junior to the Series C preferred stock will be entitled to any payments. We are restricted from undertaking the following corporate actions without the consent of the Series C preferred stockholders while any shares of Series C preferred stock remain outstanding: (i) merging, selling all or substantially all of our assets or liquidating unless the holders of Series C preferred stock receive at least $15.00 per share; (ii) purchasing any common stock, except for purchases of shares under contractual arrangements; (iii) authorizing or issuing any equity securities senior to or on parity with the Series C preferred stock; (iv) declaring or paying any cash dividends on the common stock; or (v) increasing or decreasing the number of authorized shares of preferred stock or common stock.

DESCRIPTION OF WARRANTS ISSUED SIMULTANEOUSLY WITH SERIES C PREFERRED STOCK

         The Series C warrants issued to New Vistas in the private placement we completed in January 2000 permitted New Vistas to purchase an aggregate of 91,668 shares of common stock, at an exercise price of $0.02 per share. These warrants were exercisable at any time prior to October 1, 2002; however, New Vistas exercised these warrants in December 1999.

         The exercise price and number of shares for which the warrants could be exercised would have been adjusted if we issued any non-cash dividends on our securities, split our securities or otherwise effected a change to the number of our outstanding securities.

DESCRIPTION OF SERIES E PREFERRED STOCK

         The Series E Stock was convertible into shares of common stock. The rate of conversion was 1-to-1 at the date of conversion, June 6, 2003. The initial conversion rate was one for one, but was subject to change if certain events occur. Generally, the conversion rate would have been adjusted if we issued any non-cash dividends on our securities, split our securities or otherwise effected a change to the number of our outstanding securities. The adjustment in each of these cases would have been such that the revised conversion rate would result in the issuance to the Series E stockholder of the same number of shares of common stock to which the holder would have been entitled immediately after the occurrence of such event had he converted his Series E Stock into common shares immediately prior to the event. For example, if the conversion rate was 1-to-1 immediately prior to a 2-for-1 stock split, the rate would be multiplied by two and would become 2-to-1 immediately after the split. Therefore, if the holder of 2,000 Series E Stock had converted his shares into common immediately before the split, the holder would have received 2,000 shares of common stock which would then have been split into 4,000 shares. If the holder converts his Series E Stock after the split, the adjusted conversion rate of 2-to-1 will also result in the stockholder receiving the same 4,000 shares of common stock. The conversion rate would also be adjusted if we issued additional securities at a price that was less than the price that the Series E stockholders paid for their shares.

This adjustment would have been such that the new conversion rate would have given the Series E stockholders in the aggregate the same percentage ownership immediately after the offering as they would have had the new securities been issued at the same price the Series E stockholders paid for their shares. The new conversion rate would have been calculated by multiplying the conversion rate immediately prior to the sale by a fraction determined by dividing (1) the common stock outstanding immediately prior to the sale, including the common shares underlying the Series E Stock, plus the new shares issued by (2) the common stock outstanding immediately prior to the sale, including the common shares underlying the Series E Stock, plus the number of new shares that the aggregate proceeds received for the new issue would have purchased at the per share price in effect for the Series E Stock immediately prior to the new issuance. For example, assume that 100,000 Series E Stock were sold at $1.20 per share and are all still outstanding with a conversion rate of 1-to-1. Further assume that the Company sold 50,000 common shares at a price of $0.90 per share, or total aggregate proceeds of $45,000 (50,000 X $0.90). The Series E Preferred conversion rate would be adjusted as follows: 1 X (100,000 + 50,000)/(100,000 - (45,000/1.20)), or a new rate of 1-to-1.09091. The Series E Stock could have been converted at any time at the option of the holder and automatically converted into shares of common stock when the closing price of the common stock was at least $2.00 per share for ten consecutive trading days. No fractional shares were issuable upon conversion of the Series E Stock. There were no adjustments to the conversion rate prior to the conversion of the Series E Stock into Common Shares.

         The Series E Stock received dividends at a rate of four percent per annum, payable quarterly, in arrears and are cumulative. In addition, if our board of directors declared a cash dividend payable on our outstanding shares of common stock, the board of directors would have also declared a dividend payable on each share of Series E Stock equal to the amount of the dividend payable on the number of shares of common stock into which each such share could then be converted. Holders of shares of Series E Stock were entitled to vote on all matters submitted for a vote of the holders of common stock. Holders were entitled to 0.85 vote for each share of common stock into which one share of Series E Stock could then be converted. In the event of our liquidation or dissolution, the holders of Series E Stock would have been entitled to receive the amount they paid for their stock, plus accrued and unpaid dividends out of our assets legally available for such payments prior to the time other holders of our securities junior to the Series E Stock would have been entitled to any payments.

DESCRIPTION OF SERIES F PREFERRED STOCK

         The Series F Stock was identical in all respects to the Series E Stock, except that (a) the conversion rate of Series F Stock did not adjust if we issued additional securities at a price that was less than the price that the Series F stockholders paid for their shares, and (b) holders of the Series F Stock were entitled to one vote for each share of common stock into which one share of Series F Stock could then be converted

DESCRIPTION OF WARRANTS ISSUED SIMULTANEOUSLY WITH SERIES E AND F PREFERRED
STOCK

         The Series E Warrants issued to holders of Series E Stock permit them to purchase an aggregate of 216,263 shares of common stock, at an exercise price of $0.867 per share, and the Series F Warrants issued to holders of Series F Stock permit them to purchase an aggregate of 342,821 shares of common stock, at an exercise price of $1.02 per share (collectively, the "Warrants"). The Warrants are exercisable at any time on or after January 14, 2003 and prior to January 13, 2008.

         The exercise price and number of shares for which the Warrants may be exercised will be adjusted if we issue any non-cash dividends on our securities, split our securities or otherwise effect a change to the number of our outstanding securities. The adjustment in each of these cases will be such that the revised exercise price and common shares underlying the Warrants would result in the issuance to the Warrant holder of the same number of shares of common stock to which the holder would have been entitled immediately after the occurrence of such event had he exercised his Warrant into common shares immediately prior to the event. For example, if the Warrant holder is entitled to exercise warrants for 1,000 shares at an exercise price of $1.00 per share immediately prior to a 2-for-1 stock split, the number of shares underlying the warrant would be multiplied by two and the exercise price would be $0.50 per share immediately after the split. Therefore, if the holder exercises his warrant immediately before the split, he would have received 1,000 shares of common stock for a total exercise price of $1,000.00 which would then have been split into 2,000 shares. If he exercises his warrant after the split, the adjusted number of shares and exercise price will also result in the stockholder receiving the same 2,000 shares of common stock for an exercise price of $1,000.00. No fractional shares will be issued upon the exercise of the Warrants.

         The Warrants do not entitle warrant holders to any of the rights of a stockholder of the Company, other than to receive similar notice received by the Company's stockholder prior to certain corporate actions.

DESCRIPTION OF 12% CONVERTIBLE DEBENTURES

         In late 1996 and early 1997 we issued approximately $2.2 million in aggregate principal amount of 12% Convertible Debentures to various investors (the "Convertible Debentures"). In December 1998 approximately $2.1 million was converted to common stock at a price of $7.73 per share. The remaining Convertible Debentures ($95,000) required us to pay interest quarterly at a rate of 12% per annum. Beginning on the second anniversary of the date of issuance of each Convertible Debenture, we were required to pay 20 equal quarterly installments of principal and accrued but unpaid interest in an amount necessary to fully amortize the notes by the twentieth installment, when all remaining principal and accrued interest was due. Each of the Convertible Debentures could be prepaid at our option at any time upon 30 days' notice to the holder. Unless prepaid by us, each Convertible Debenture also could be redeemed at the holder's option in whole or in part upon the closing of our initial public offering (the "IPO Redemption Option"). Such redemption price would have been equal to 100% of the principal amount of the Convertible Debentures to be redeemed, plus accrued interest, if any, to the date of the closing of that offering; provided, however, that the IPO Redemption Option would terminate at the close of business on the date of the closing of that offering and would be lost if not exercised by that time. The IPO Redemption Option could be exercised separately or in conjunction with the conversion right described below.


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


         Unless the Convertible Debenture was prepaid by us, 60% of the outstanding principal balance of each Convertible Debenture was convertible, at the option of the holder, into common stock on the date of the closing of our initial public offering at the rate of one share of common stock for each $7.73 of principal of each Convertible Debenture (but just the 60% convertible portion thereof); provided, however, that the right to convert each Convertible Debenture would terminate at the close of business on the date of the closing of that offering and would be lost if not exercised prior to that time. During 2000, $8000 was converted to common stock at a price of $7.73 per share and all remaining amounts due and outstanding under the Convertible Debentures were paid in full.

DESCRIPTION OF 13% BRIDGE PROMISSORY NOTES

         In March 1999 we issued an aggregate of $3.5 million principal amount of 13% Bridge Promissory Notes. The Bridge Notes provided for interest of 13% per annum and were due and payable on March 5, 2000. Holders of an aggregate of $2.3 million principal amount of the Bridge Notes converted such Bridge Notes into shares of common stock in June 1999. In February 2000, we entered into a loan extension agreement with each holder of then outstanding Bridge Notes. This loan extension agreement: (i) increased the interest rate from 13% to 14% per annum; (ii) extended the maturity date to the earlier of (a) March 31, 2001, (b) thirty days following the closing of our initial public offering of common stock or (c) thirty days following the closing of a private offering of our equity securities with aggregate subscriptions of at least $10 million; (iii) made prepayment optional and without penalty; and (iv) allowed conversion of the outstanding principal balance of and interest on the Bridge Notes to be converted into shares of common stock within fifteen days following the closing of our initial public offering of common stock, at a price equal to 95% of the offering price in the initial public offering. During 2000, $327,000 of principal and accrued interest was converted into shares of common stock and the balance of the outstanding Bridge Notes was paid in full. Concurrent with the execution of the loan extension agreement, we issued to each participating Bridge Noteholder a warrant to purchase 10,000 shares of common stock for each $100,000 of principal outstanding. These warrants were exercisable at any time on or prior to April 30, 2001 at an exercise price equal to 95% of the offering price in the initial public offering. The exercise price and number of shares for which the warrants could be exercised would have been adjusted if we issued any non-cash dividends on our securities, split our securities or otherwise effected a change to the number of our outstanding securities. In addition, we agreed that commencing on October 1, 2000, and for each calendar quarter thereafter, if any Bridge Note was not paid off, then the holder would receive a warrant to purchase 2,500 shares of common stock for each $100,000 of principal outstanding, which warrant would have an exercise period of one year and an exercise price of $0.02 per share.

         In June through August 1999 we issued an aggregate of $550,000 principal amount of 13% Bridge Promissory Notes. The Bridge Notes provided for interest of 13% per annum and were due and payable on July 31, 2000. During 2000, the outstanding principal and accrued interest under these Bridge Notes was paid in full. We also issued warrants to purchase 65,000 shares of common stock to the purchasers of the Bridge Notes based upon the principal amounts of notes subscribed. These warrants were exercisable on or after September 1, 1999, but must have been exercised on or prior to May 31, 2002, at an exercise price of $0.02 per share.



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


CONCURRENT OFFERINGS

         From time to time we have agreed, and in the future will likely agree, to provide registration rights to certain stockholders whom we have sold securities in private offerings. Therefore, in addition to the shares being offered on behalf of the selling stockholders under this prospectus there may be concurrent prospectuses offering additional shares held by selling stockholders. As of the date of this prospectus, other than the registration statement of which this prospectus forms a part, we have the following registration statement on file with the Securities and Exchange Commission covering resales by selling stockholders: registration statement number 333-99845 on Form S-3 covering the resale by selling stockholders of 1,367,822 shares of common stock.

         Although we may file other registration statements on behalf of selling stockholders or on behalf of Mobility after the date of this prospectus, we are not undertaking to update this section. Information on the filings we make after the date of this prospectus may be viewed and printed at www.sec.gov.

                              PLAN OF DISTRIBUTION

         The shares of common stock offered by this prospectus may be sold by the selling stockholders or their transferees from time to time in:

         o transactions in the over-the-counter market, the Nasdaq National Market, or on one or more exchanges on which the securities may be listed or quoted at the time of sale;

         o        negotiated transactions;

         o        transactions otherwise than on the Nasdaq or exchanges;

         o        underwritten offerings;

         o distributions to equity security holders, partners or other stockholders of the selling stockholders;

         o through the writing of options, whether such options are listed on an options exchange or otherwise; or

         o        through a combination of these methods of sale.

         The selling stockholders may sell the shares of our common stock at:

         o        fixed prices which may be changed;

         o        market prices prevailing at the time of sale;

         o        prices related to prevailing market prices;

         o        negotiated prices; or

         o        any other method permitted by law.



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


         In connection with sales of the common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock to close out short positions, or loan or pledge shares of common stock to broker-dealers that in turn may sell those shares. If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, those underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal. Any such discounts, concessions or commissions as to particular underwriters, brokers-dealers or agents may be in excess of those customary in the types of transactions involved.

         The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of preferred stock or common stock owned by them. If the selling stockholders default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus or an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

DIRECT SALES, AGENTS, DEALERS AND UNDERWRITERS

         The selling stockholders or their transferees may effect transactions by selling the shares of common stock in any of the following ways:

         o        directly to purchasers; or

         o to or through agents, dealers or underwriters designated from time to time.

         Agents, dealers or underwriters may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom they act as agent or to whom they sell as principals, or both. The agents, dealers or underwriters that act in connection with the sale of shares will be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, and any discount or commission received by them and any profit on the resale of shares as



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



principal might be deemed to be underwriting discounts or commissions under the Securities Act of 1933.

REGULATION M

         The selling stockholder and any other persons participating in the sale or distribution of the shares are subject to applicable provisions of the Exchange Act and the rules and regulations under such act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchase and sales of any of the shares by, the selling stockholder or any other such person. Furthermore, under Regulation M persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may effect the marketability of the shares.

SUPPLEMENTS

         To the extent required, we will set forth in a supplement to this prospectus filed with the SEC the number of shares to be sold, the purchase price and public offering price, any new selling stockholders, the name or names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offering.

STATE SECURITIES LAW

         Under the securities laws of some states, the selling stockholders may only sell the shares in those states through registered or licensed brokers or dealers. In addition, in some states the selling stockholders may not sell the shares unless they have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is satisfied.

EXPENSES, INDEMNIFICATION

         We will not receive any of the proceeds from the sale of the shares of common stock sold by the selling stockholders and will bear all expenses related to the registration of this offering but will not pay for any underwriting commissions, fees or discounts, if any. We will indemnify the selling stockholders against some civil liabilities, including some liabilities which may arise under the Securities Act of 1933.

         In the event of a material change in the plan of distribution disclosed in this Prospectus, the selling stockholders will not be able to effect transactions in the Shares pursuant to this Prospectus until such time as a post-effective amendment to the Registration Statement is filed with, and declared effective by, the Commission.



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

                      INTERESTS OF NAMED EXPERTS AND COUNSEL

         As of the date of this prospectus, Jackson Walker L.L.P. owns 416,582 shares of our common stock, all of which are being offered for resale pursuant to this prospectus.

                                  LEGAL MATTERS

         The validity of the issuance of the shares of common stock offered by this prospectus will be passed upon for us by Jackson Walker L.L.P.

                                     EXPERTS

         The consolidated financial statements of Mobility Electronics, Inc. and subsidiaries as of December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

         The consolidated financial statements of iGo Corporation and subsidiaries as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001, incorporated in this prospectus by reference from the Current Report on Form 8-K/A of Mobility Electronics, Inc. filed with the Securities and Exchange Commission on November 18, 2002, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated by reference herein (which report expresses an unqualified opinion and includes a going concern uncertainty explanatory paragraph and an explanatory paragraph that states that iGo Corporation's 2001 consolidated financial statements have been restated), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.



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


                       WHERE YOU CAN FIND MORE INFORMATION

         We are subject to the informational requirements of the Securities Exchange Act of 1934, the Exchange Act, and in accordance therewith, file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information filed by us with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the Commission by calling the SEC at 1-800-SEC-0330. Additionally, the Commission maintains a website (http://www.sec.gov) that contains reports, proxy statements and information statements and other information regarding registrants that file electronically with the Commission. We are a publicly held corporation and our common stock is traded on Nasdaq under the symbol "MOBE."

         We intend to furnish our stockholders with annual reports containing audited financial statements and such other periodic reports as we may determine to furnish or as may be required by law.

         We have filed with the Commission in Washington, D.C., a Registration Statement on Form S-3 (together with all exhibits thereto, the "Registration Statement") in connection with the offer and sale of the common stock offered hereby under the Securities Act of 1933. This prospectus does not contain all of the information set forth or incorporated by reference in the Registration Statement and the exhibits thereto. For further information with respect to Mobility Electronics and the common stock, reference is made to the Registration Statement and the exhibits thereto. Copies of the Registration Statement are available from the Commission. Statements contained in this prospectus concerning the provisions of documents filed with the Registration Statement are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

         Our principal executive offices are located at 17800 N. Perimeter Drive, Suite 200 Scottsdale, Arizona 85255, telephone number (480) 596-0061. Unless otherwise indicated in this prospectus, references to "Mobility," "us," "we" and "our" refer to Mobility Electronics, Inc. and our predecessor, Electronics Accessory Specialists International, L.L.C. Our website is located at www.mobilityelectronics.com. The information contained on our website does not constitute part of this prospectus.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents, which have been filed with the Commission by Mobility, are incorporated herein by reference and made a part hereof:

         (i) Annual Report of Mobility on Form 10-K for the year ended December 31, 2002;

         (ii) Mobility's quarterly report on Form 10-Q for the quarters ended March 31, 2003 and June 30, 2003;



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


         (iii) Mobility's Form 8-K's filed November 18, 2002, as amended, January 21, 2003, February 3, 2003, February 7, 2003, June 12, 2003, June 19, 2003 and September 2, 2003.

         (iv) Description of the Common Stock contained in Mobility's Registration Statement on Form S-1 (No. 333-30264), effective as of June 30, 2000 and Registration Statement on Form 8-A; and

         (v) Description of Series G, Junior Preferred Stock Purchase Rights on Form 8-A effective as of June 19, 2003.

         All documents filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the offering of the common stock to be made hereunder shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

         We will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Written or telephone requests for such documents should be directed to Investor Relations, 17800 North Perimeter Drive, Suite 200, Scottsdale, Arizona 85255, telephone number (480) 596-0061.



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